February 28, 2017

WesMark Funds
One Bank Plaza
Wheeling, WV 26003

Ladies and Gentlemen:

We have acted as counsel to WesMark Funds, a business trust formed under the laws of the Commonwealth of Massachusetts (the “Trust”), in connection with the filing with the Securities and Exchange Commission (the “SEC”) of Post-Effective Amendment No. 39 under the Securities Act of 1933 (the “1933 Act”) to the Trust’s Registration Statement on Form N-1A (File No. 811-07925) (the “Post-Effective Amendment”), registering an indefinite number of shares of beneficial interest to be offered for sale by the Post-Effective Amendment (the “Shares”) of WesMark Tactical Opportunity Fund, a series of the Trust, under the 1933 Act.

You have requested our opinion as to the matters set forth below in connection with the filing of the Post-Effective Amendment. For purposes of rendering that opinion, we have examined the prospectus (“Prospectus”) and statement of additional information contained in the Post-Effective Amendment, the Declaration of Trust, as amended (the “Declaration of Trust”), the Bylaws of the Trust, and the actions of the trustees of the Trust (the “Trustees”) that provide for the issuance of the Shares, and we have made such other investigation as we have deemed appropriate. We have examined and relied upon certificates of public officials and, as to certain matters of fact that are material to our opinion, we have also relied on a certificate of an officer of the Trust. In rendering our opinion, we also have made the assumptions that are customary in opinion letters of this kind. We have not verified any of those assumptions.

Based upon and subject to the foregoing, we are of the opinion that:

(1) The Shares have been duly authorized for issuance by the Trust; and

(2) When sold, issued and paid for at net asset value as contemplated by the Prospectus and in accordance with the Declaration of Trust and the actions of the Trustees authorizing the issuance of the Shares, the Shares will be validly issued, fully paid and non-assessable by the Trust. In this regard, however, we note that the Trust is a Massachusetts business trust and, under certain circumstances, shareholders of a Massachusetts business trust could be held personally liable for the obligations of the trust.

Our opinion, as set forth herein, is based on the facts in existence and the laws in effect on the date hereof and is limited to the Federal laws of the United States and the laws of the Commonwealth of Massachusetts. We are members of the Bar of the District of Columbia and our opinion, as it relates to the laws of the Commonwealth of Massachusetts, is based solely on our review of the laws, and, where applicable, published cases, rules or regulations relating thereto, of the Commonwealth of Massachusetts that, in our experience, generally are applicable to the issuance of shares by entities such as the Trust.

WesMark Funds
February 28, 2017

This opinion is rendered solely in connection with the filing of the Post-Effective Amendment. We hereby consent to the filing of this opinion with the SEC in connection with the Post-Effective Amendment. In giving our consent we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the 1933 Act or the rules and regulations of the SEC thereunder.

Very truly yours,

/s/ Perkins Coie LLP